

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

Douglas Ostrich
Chief Financial Officer
CPM Holdings, Inc.
2975 Airline Circle
Waterloo, IA 50703

> **Re: CPM Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 11, 2011**
> **File No. 333-172207**

Dear Mr. Ostrich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Industry and Market Data, page ii

2. Please revise the last sentence beginning on page ii to remove the implication that you are not responsible for certain disclosure in your prospectus.

Prospectus Summary, page 1

3.   Revise the forepart of your summary to disclose your net loss and significant downturn in sales for the most recently completed fiscal year as well as the considerable uncertainty regarding market conditions.

Our Company, page 1

4.   Refer to the second sentence in this section. Please disclose how you calculate your market position. For example, is it based on sales revenue?

5.   Please remove the names of the companies referenced in the first paragraph of your prospectus summary and on page 30 unless you have binding agreements with them.

Oilseed, page 2

6.   Regarding the industry data that you cite in your document, please tell us whether you obtained the information from sources that are generally publicly available for no or nominal fee. If not, please file a consent pursuant to Rule 436 of the Securities Act of 1933.

Summary of the Exchange Offer, page 4

7.   As currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. For guidance, see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act.

Resales, page 4

8.   Since affiliates and others listed in the second set of bullet points may not participate in the exchange, and you have defined "new notes" as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise.

The New Notes, page 7

9.   We note your disclosure in the paragraph labeled "Guarantees." Please tell us how you will comply with section 5 of the Securities Act for future domestic restricted subsidiaries that become guarantors of the new notes. In addition tell us how your offer complies

with the requirements of Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related letters in light of this feature.

Risk Factors, page 9

10.   You disclose on page 35 that SG&A expenses increased in fiscal 2010 in part due to unfavorable currency translation effects. To the extent that you do not hedge foreign currency exposure, please include an appropriate factor disclosing this risk as well as its effect on your income.

A significant portion of our revenues are dependent upon our continued ability to attract…, page 10

11.   If you presently have no large scale projects in process, please revise here and in the summary to disclose this fact.

A significant portion of our revenues are dependent upon our continued ability to maintain…, page 10

12.   If the significant decline in sales you experienced in 2010 resulted from a loss of one or more of your largest customers, please revise here and in the summary to disclose this fact.

We may have difficulty…, page 10

13.   We note the phrase "but not limited to" in the twelfth bullet point in this risk factor. Please revise to remove any implication that you have not disclosed a material risk. In addition, consider whether any of the risks described should be disclosed in a separate material risk factor.

If we are unable to implement and maintain…, page 13

14.   Please revise to clarify the nature of the material weaknesses in your internal controls over financial reporting related to your closing process and revenue recognition.

Exchange Offer, page 22

Extensions, Delays in Acceptance…, page 24

15.   You reserve the right "to delay the acceptance of any old notes." Clarify in what circumstances, other than those disclosed on page 25 under "Conditions to the Exchange Offer" you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 25

16.   Refer to the third paragraph under this heading. Please revise to reflect the fact that you may not waive the conditions required by Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related no action letters.

17.   We note your disclosure in the third paragraph that you may assert your right to decline acceptance of the notes at any time. All offer conditions, except those that relate to the receipt of government regulatory approvals, must be satisfied or waived at or before the expiration of the offer. Please revise to clarify.

Procedures for Tendering, page 25

18.   According to exhibit 99.1, a note holder can also tender by mail. The withdrawal procedures also appear to differ for tenders by mail. Please revise your prospectus to reflect this method of tender.

Determinations Under the Exchange Offer, page 26

19.   We note that you reserve the right to waive conditions as to particular old notes. Please clarify under what circumstances you would treat holders differently.

When We Will Issue New Notes, page 26

20.   Please disclose to state that you will issue the new notes promptly after expiration of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

Return of Old Notes…, page 26

21.   Please reconcile the last sentence in this section with the second sentence of the second paragraph on page 27. Refer to Rule 14a-1(c) of the Exchange Act.

Use of Proceeds, page 28

22.   Please specify the use of proceeds from the old notes.

Management's Discussion and Analysis…, page 30

23.   Please clarify the reference in the first paragraph to the "previously distributed prospectus."

Market Conditions and Outlook, page 31

24.   Refer to the third sentence in this section. Please identify the markets that have experienced an increase in order intakes. In addition, provide quantitative or other information that will make this disclosure meaningful to investors.

25.   We note the decreased margins due to a geographic product mix in the last paragraph on page 34. Therefore, please clarify your disclosure in the penultimate sentence of the first paragraph of this section regarding improved margins due to a more favorable product mix and gain in volume efficiencies.

Critical Accounting Policies, page 31

26.   We note that you do not include stock based compensation as a critical accounting policy. In that regard, we see that you use the Black-Scholes option-pricing model to determine the fair value of stock options. In addition, we see the discussion in Note 8 on page F-25 that your management and board of directors set the exercise price for option grants based upon their best estimate of the fair value of the common stock at the date of grant. Please revise to include a discussion of the judgments and uncertainties inherent in the valuation of your stock options, including the specific methods and assumptions used to value your common shares in determining the fair value of stock options granted.

27.   For equity issuances granted during the 12 months prior to the most recent balance sheet included in the registration statement, please disclose the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.

Impairment of Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 32

28.   Please revise to disclose your reporting units for the purposes of your goodwill impairment analysis. At a minimum, please disclose the number of reporting units.

Results of Operations, page 34

Fiscal year ended September 30, 2009 compared to fiscal year ended September 30, 2010

29.   We see that you explain fluctuations in revenues by citing decreases and increases in sales to certain markets. Please revise to also disclose the reason for those fluctuations. Please also apply to your discussions of changes in expense accounts and to the results of operations discussion for the prior year.

30.   In addition, throughout results of operations, we note that you attribute increases or decreases in revenues and expenses to multiple items. Please revise to quantify each item that contributed to the fluctuation of the line item. For example, we see that S&A

increased due to increased bad debt reserves and unfavorable foreign currency translation effects. Please quantify each item and explain why those items increased. Please also apply to your results of operations discussion for the prior year.

Liquidity and Capital Resources, page 38

31.   You indicate that the $14.5 million of revolving credit borrowing is subject to a borrowing base. Please disclose whether you currently have access to the entire amount.

32.   We see from page F-3 that accounts receivable increased 9% from $38.9 million at September 30, 2009 to $42.5 million at September 30, 2010. We also see that revenues decreased from 4% during that same period. Please revise to disclose why accounts receivables increased at September 30, 2010 and provide an indication of any changes in terms or collectability issues.

Quantitative and Qualitative Disclosure about Market Risk, page 40

33.   We note that you have not provided quantitative disclosure about market risk as it relates to changes in foreign currency rates and commodity prices. Please tell us your basis for omitting this disclosure or provide the required disclosure as set forth in Item 305 of Regulation S-K.

Environmental and Health and Safety Matters, page 49

34.   In the fourth paragraph, please clarify what you mean by Phase I and Phase II.

Management, page 51

35.   For each person serving as director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that that person should serve as director, in light of your business and structure.

Executive Compensation, page 53

Compensation Determination Process, page 53

36.   We note your discussion of the compensation allocation among the different types; however, please disclose how you determine the allocation between long-term and currently paid out compensation.

Base Salaries, page 54

37.   We note that certain elements of your compensation are set so that they are "competitive with comparable companies," which appears to be benchmarking. To the extent you

engage in benchmarking, please disclose the names of these comparable companies. In addition, reconcile the first sentence in this section with the third sentence where you disclose that compensation decisions are based on subjective analysis.

38.   To the extent that you benchmark any element of your compensation to a peer group, please disclose how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

39.   We note your disclosure that compensation levels are subject to adjustment upon the recommendation of your chief executive officer. Please disclose what role your CEO has, if any, in setting his own compensation package.

Cash Bonuses, page 54

40.   We note that you have not provided a quantitative discussion of the corporate financial and individual performance goals to be achieved in order for your executive officers to earn their discretionary cash bonuses and equity-based compensation. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Outstanding Equity Awards…, page 57

41.   Please disclose by footnote the vesting dates of the option and stock awards in your table.

Employment Agreements, page 57

42.   Please provide quantitative disclosure relating to potential benefits upon termination. Refer to Item 402(j) of Regulation S-K.

Certain Relationships…, page 59

43.   Please disclose whether this exchange falls into the provision described in the third sentence of the first paragraph of page 59. If it does, disclose the fees owed.

44.   Refer to the last sentence on page 60. Please disclose the lease terms and, if subject to a written agreement, please file the agreement as an exhibit.

Consolidated Financial Statements

General

45.   Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Note 2. Significant Accounting Policies

Goodwill, page F-9

46.   Regarding the goodwill impairment loss recorded during fiscal year 2010, please revise to disclose the reporting unit that was subject to impairment. In addition, please include a description of the facts and circumstances leading to the impairment. Please note that this discussion should focus on the economic or business reasons that goodwill was impaired for the reporting unit. Please also clarify how you determined that there was no further impairment of goodwill considering the declining revenues each period. Refer to FASB ASC 350-20-50-2.

Revenue and Cost Recognition

47.   Please revise your revenue recognition policy to more specifically describe how you apply each of the criteria you outline for sales in the Process Equipment segment. For instance, clarify what you consider to be pervasive evidence of an arrangement, why shipment is the appropriate timing for revenue recognition, how you determine that the sales price is fixed or determinable and how you determine collectability is reasonably assured. In this regard, we see that testing is sometimes performed at the customer's location. Please disclose how that impacts the timing of revenue recognition.

48.   As a related matter, as applicable, the policy disclosure should also address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates, stock rotation rights and price protection or similar privileges, including how these matters impact revenue recognition.

Note 5. Debt, page F-19

49.   We reference the disclosure that you determined the fair value of your interest rate swaps using "level 2 inputs." Please revise to disclose the actual method used to determine the fair value of the interest rate swaps.

Index of Exhibits

50.   Please file a copy of the subscription agreements mentioned on page 59.

Exhibit 1.1

51.   We note the references to an exhibit A. We also note various references to exhibits in exhibit 2.1. Please file complete copies of your exhibits.

Exhibit 5.1

52.   Since counsel will not undertake to update the opinion, please have counsel provide an opinion dated as of the date of effectiveness.

53.   Investors are entitled to rely on the opinion. Please delete the final paragraph.

Exhibit 23.1

54.   Please include a currently dated and signed consent from your independent auditors with your next amendment.

Exhibit 25.1

55.   We note that the name of the obligor on page 1 of this exhibit is CPM Holdings, Inc. 1. Please advise. In addition, it appears that your Form T-1 and an exhibit to the Form are not signed. Please file this exhibit with all required signatures.

Exhibit 99.1

56.   Please delete the language requiring the holder of the notes to acknowledge or certify that he or she has read or reviewed all of the terms of the exchange offer. We note, for example, the first sentence of the paragraph beginning with "By signing this letter" on page 1 and the last sentence of the third paragraph on page 7 of the exhibit.

57.   Refer to the second paragraph on page 12. We are unable to find the caption "The Exchange Offer – Book - Entry Transfer" in the prospectus. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        Amanda Ravitz
                                        Assistant Director

cc (via fax):   Todd Bowen, Esq.
                 Mayer Brown LLP